Exhibit 99.1

AirMedia Announces Unaudited First Quarter 2013 Financial Results

Beijing, China – May 13, 2013 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Financial and Business Highlights

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Total revenues decreased by 4.4% year-over-year and by 23.3% quarter-over-quarter to US$64.5 million. The year-over-year decrease was partially due to China’s replacement of regular business tax with Value Added Tax (“VAT”) in Beijing, one of AirMedia’s key regions of operations.

•	Net revenues decreased by 3.8% year-over-year and by 23.0% quarter-over-quarter to US$63.6 million.

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Net loss attributable to AirMedia’s shareholders was US$3.6 million, compared to net loss attributable to AirMedia’s shareholders of US$7.3 million in the same period one year ago. Basic and diluted net loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.06.

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Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP), which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of intangible assets, was US$3.1 million. Adjusted basic net loss attributable to AirMedia’s shareholders per ADS (non-GAAP), which is adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) divided by the number of ADSs outstanding, was US$0.05. Adjusted diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP), which is adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) divided by the number of ADSs outstanding as adjusted for dilution after taking into account option grants under the Company’s current Share Incentive Plan, was US$0.05.

“We have been focusing on turning around our unprofitable product lines. As we announced today in a separate press release, our gas station media network received an investment of RMB640 million (US$104.0 million) from Elec-Tech International Co., Ltd. We intend to use the investment to install LED screens in our gas stations. We are excited about the progress we’ve made in further developing our gas station media network, and we believe we are heading in the right direction to turn around this loss-making product line. We believe LED screens, which are larger and more eye-catching, will be a suitable media for gas stations because they will substantially increase the advertising capacity of our gas station media network and dramatically reduce our operational costs in this media network,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia.

“We made improvements in cost control in the first quarter of 2013. Cost of revenues for the first quarter of 2013 decreased by 4.3% year-over-year and by 8.1% quarter-over-quarter. While continuing to increase our revenues, eliminating the losses from our unprofitable product lines is equally important. The valuation of the recent investment in our gas station media network by Elec-Tech International Co., Ltd. affirmed the unique value and promising prospect of our gas station media network,” Mr. Henry Ho, AirMedia’s chief financial officer, commented.

First Quarter 2013 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter Ended March 31,2013	% of Total Revenues	Quarter Ended December 31,2012	% of Total Revenues	Quarter Ended March 31,2012	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Air Travel Media Network	60,532	93.8%	76,931	91.3%	62,299	92.2%	-2.8%	-21.3%
Digital frames in airports	33,516	51.9%	40,770	48.4%	31,927	47.3%	5.0%	-17.8%
Digital TV screens in airports	2,752	4.3%	5,408	6.4%	2,169	3.2%	26.9%	-49.1%
Digital TV screens on airplanes	3,788	5.9%	7,874	9.4%	5,017	7.4%	-24.5%	-51.9%
Traditional media in airports	18,932	29.3%	20,802	24.7%	21,799	32.3%	-13.2%	-9.0%
Other revenues in air travel	1,544	2.4%	2,077	2.4%	1,387	2.0%	11.3%	-25.7%
Gas Station Media Network	2,789	4.3%	4,760	5.7%	3,290	4.9%	-15.2%	-41.4%
Other Media	1,226	1.9%	2,491	3.0%	1,955	2.9%	-37.3%	-50.8%

Total revenues	64,547	100.0%	84,182	100.0%	67,544	100.0%	-4.4%	-23.3%

Net revenues	63,612		82,647		66,144		-3.8%	-23.0%

Total revenues for the first quarter of 2013 reached US$64.5 million, representing a year-over-year decrease of 4.4% from US$67.5 million in the same period one year ago and a quarter-over-quarter decrease of 23.3% from US$84.2 million in the previous quarter. The year-over-year decrease was primarily due to decreases in revenues from traditional media in airports, digital TV-screens on airplanes, other media and gas station media network, as well as China’s replacement of regular business tax with VAT in Beijing, one of AirMedia’s key regions of operations. The decrease was partially offset by increases in revenues from digital frames in airports and digital TV screens in airports. The quarter-over-quarter decrease in total revenues was primarily due to decreases in revenues from all of the Company’s products lines.

Revenues from digital frames in airports

Revenues from digital frames in airports for the first quarter of 2013 increased by 5.0% year-over-year and decreased by 17.8% quarter-over-quarter to US$33.5 million. The year-over-year increase was primarily due to additional revenues from the rapidly growing product line of mega-size LED screens, which added operations in additional airports. The quarter-over-quarter decrease was primarily due to a seasonally weak quarter in the first quarter of 2013.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for the first quarter of 2013 increased by 26.9% year-over-year and decreased by 49.1% quarter-over-quarter to US$2.8 million. The year-over-year increase was primarily due to the Company’s continued sales efforts. The quarter-over-quarter decrease was primarily due to a seasonally weak quarter in the first quarter of 2013.

Revenues from digital TV screens on airplanes

Due to disagreements over renewal fees, AirMedia decided not to renew its concession rights contract for the digital TV screens on Air China’s planes. In 2013, in order to control its concession cost, AirMedia changed its business cooperation model with Air China so that instead of holding the exclusive concession rights for Air China, AirMedia now finds potential advertisers before purchasing placing right from Air China for specific advertising time slots. Under this new arrangement, AirMedia does not pay extra concession fees to Air China for unsold time slots. AirMedia believes it is capable of convincing most of the original advertisers that previously advertised on Air China’s digital TV screens to reallocate their advertising budgets to AirMedia’s other product lines. AirMedia expects that the amount of revenue loss caused by not renewing its concession rights contract with Air China would be smaller than the concession fees it would need to pay to Air China under a renewed concession rights contract. AirMedia believes that it would benefit from choosing not to renew the Air China concession rights contract for the time being and expects the non-renewal to help AirMedia control increase of concession fees in the long term.

Revenues from digital TV screens on airplanes for the first quarter of 2013 decreased by 24.5% year-over-year and by 51.9% quarter-over-quarter to US$3.8 million. The year-over-year decrease was primarily due to the decrease in revenues of digital TV screens on Air China’s airplanes as AirMedia chose not to renew the concession rights contract with Air China. The quarter-over-quarter decrease was primarily due to a seasonally weak quarter in the first quarter of 2013 and the decrease in revenues of digital TV screens on Air China’s airplanes as AirMedia chose not to renew the concession rights contract with Air China.

Revenues from traditional media in airports

Revenues from traditional media in airports for the first quarter of 2013 decreased by 13.2% year-over-year and by 9.0% quarter-over-quarter to US$18.9 million. The year-over-year decrease was primarily due to a reduction in the number of locations for sale as a result of a delay in a scheduled media format upgrade, and the expiration of the concession rights contract of most of AirMedia’s traditional media in Shenzhen Baoan International Airport, which AirMedia chose not to renew. AirMedia was upgrading 18 light boxes at prime locations inside Beijing Capital International Airport to a better advertising format, but the upgrade is behind schedule. The quarter-over-quarter decrease was primarily due to a seasonally weak quarter in the first quarter of 2013 and the expiration of the concession rights contract of most of AirMedia’s traditional media in Shenzhen Baoan International Airport, which AirMedia chose not to renew.

Revenues from the gas station media network

Revenues from the gas station media network for the first quarter of 2013 decreased by 15.2% year-over-year and by 41.4% quarter-over-quarter to US$2.8 million. The year-over-year decrease was primarily due to the fact that some advertisers expressed interest in reserving their budgets for the LED screens that AirMedia plans to install in its gas stations, as well as China’s replacement of regular business tax with VAT in Beijing. The quarter-over-quarter decrease was primarily due to a seasonally weak quarter in the first quarter of 2013.

Revenues from other media

Revenues from other media were primarily revenues from unipole signs and other outdoors media. Revenues from other media for the first quarter of 2013 decreased by 37.3% year-over-year and by 50.8% quarter-over-quarter to US$1.2 million. The year-over-year and quarter-over-quarter decreases were primarily due to expiration of the contracts for some locations in November and December 2012. AirMedia renewed some of these contracts and resumed operations of these locations in February 2013, but these locations did not operate for the entire first quarter of 2013.

Business tax and other sales tax

Business tax and other sales tax for the first quarter of 2013 were US$935,000, compared to US$1.4 million in the same period one year ago and US$1.5 million in the previous quarter. The year-over-year decrease was due to China’s replacement of regular business tax with the VAT in Beijing, one of AirMedia’s key regions of operations. Prior to September 1, 2012, revenues were recorded gross of business tax and subsequent to the change, revenues are recorded net of VAT thereafter. Revenues from most of the Company’s product lines booked in total revenues were already net revenues after deducting VAT in the first quarter of 2013. The majority of the Company’s business tax and other sales tax, amounting to US$935,000 in the first quarter of 2013, were other sales tax. The quarter-over-quarter decrease was primarily due to the decrease in total revenues.

Net revenues

Net revenues for the first quarter of 2013 reached US$63.6 million, representing a year-over-year decrease of 3.8% from US$66.1 million in the same period one year ago and a quarter-over-quarter decrease of 23.0% from US$82.6 million in the previous quarter.

Cost of Revenues

Cost of revenues for the first quarter of 2013 was US$60.1 million, representing a year-over-year decrease of 4.3% from 62.8 million in the same period one year ago and a quarter-over-quarter decrease of 8.1% from US$65.4 million in the previous quarter. The year-over-year and quarter-over-quarter decreases were primarily due to lower agency fees for third-party advertising agencies, which were partially offset by higher concession fees. Cost of revenues as a percentage of net revenues in the first quarter of 2013 was 94.5%, down from 95.0% in the same period one year ago and up from 79.1% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoors media in its gas stations and to other media resources owners for placing unipole signs and other outdoors media.

Concession fees for the first quarter of 2013 increased by 6.2% year-over-year and by 2.3% quarter-over-quarter to US$46.2 million. The year-over-year and quarter-over-quarter increases were primarily due to newly signed or renewed concession rights contracts during the period. Concession fees as a percentage of net revenues in the first quarter of 2013 was 72.6%, increasing from 65.7% in the same period one year ago and from 54.6% in the previous quarter. The year-over-year and quarter-over-quarter increases of concession fees as a percentage of net revenues were primarily due to the fact that net revenues decreased while concession fees increased due to newly signed or renewed concession rights contracts.

Gross Profit

Gross profit for the first quarter of 2013 increased by 5.2% year-over-year and decreased by 79.8% quarter-over-quarter to US$3.5 million.

Gross profit as a percentage of net revenues for the first quarter of 2013 was 5.5%, compared to 5.0% in the same period one year ago and 20.9% in the previous quarter. The year-over-year increase in gross profit as a percentage of net revenues was due to the fact that cost of revenues decreased faster than net revenues. The quarter-over-quarter decrease in gross profit as a percentage of net revenues was due to the fact that net revenues decreased faster than cost of revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter Ended March 31,2013	% of Net Revenues	Quarter Ended December 31,2012	% of Net Revenues	Quarter Ended March 31,2012	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate
Selling and marketing expenses	4,222	6.6%	5,289	6.4%	4,083	6.2%	3.4%	-20.2%
General and administrative expenses	4,878	7.7%	5,430	6.6%	6,128	9.3%	-20.4%	-10.2%

Total operating expenses	9,100	14.3%	10,719	13.0%	10,211	15.5%	-10.9%	-15.1%

Adjusted operating expenses (non-GAAP)	8,625	13.6%	9,721	11.8%	8,314	12.6%	3.7%	-11.3%

Total operating expenses for the first quarter of 2013 were US$9.1 million, representing a year-over-year decrease of 10.9% from US$10.2 million in the same period one year ago and a quarter-over-quarter decrease of 15.1% from US$10.7 million in the previous quarter.

Share-based compensation expenses included in the total operating expenses for the first quarter of 2013 were US$280,000, compared to share-based compensation expenses of US$992,000 in the same period one year ago and share-based compensation expenses of US$804,000 in the previous quarter. The year-over-year decrease in share-based compensation expenses was primarily due to the ending of the vesting period of stock options granted on July 10, 2009. The quarter-over-quarter decreases in share-based compensation expenses were primarily due to the fact that one-time share-based compensation expenses were incurred in the fourth quarter of 2012 as a result of the extension of the expiration date for certain stock option holders to exercise their vested stock options.

Adjusted operating expenses (non-GAAP), which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, were US$8.6 million for the first quarter of 2013, representing a year-over-year increase of 3.7% from US$8.3 million in the same period one year ago and a quarter-over-quarter decrease of 11.3% from US$9.7 million in the previous quarter. Adjusted operating expenses as a percentage of net revenues (non-GAAP), which is calculated by dividing adjusted operating expenses (non-GAAP) by net revenues, was 13.6% in the first quarter of 2013, compared to 12.6% in the same period one year ago and 11.8% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).

Selling and marketing expenses for the first quarter of 2013 were US$4.2 million. This represented a year-over-year increase of 3.4% from US$4.1 million and a quarter-over-quarter decrease of 20.2% from US$5.3 million. The year-over-year increase was primarily due to higher expenses related to the Company’s direct sales force and higher travel expenses. The quarter-over-quarter decrease was primarily due to lower sales commissions for the Company’s direct sales force.

General and administrative expenses for the first quarter of 2013 were US$4.9 million, including share-based compensation expenses of US$280,000. This represented a year-over-year decrease of 20.4% from US$6.1 million in the same period one year ago and a quarter-over-quarter decrease of 10.2% from US$5.4 million in the previous quarter. The year-over-year decrease was primarily due to lower amortization of acquired intangible assets, lower share-based compensation expenses, lower professional fees, and lower salary expenses, which were partially offset by higher bad-debt provision. The quarter-over-quarter decrease was primarily due to lower share-based compensation expenses and lower salary expenses, which were partially offset by higher bad-debt provision.

Loss/Income from Operations

Loss from operations for the first quarter of 2013 was US$5.6 million, compared to loss from operations of US$6.9 million in the same period one year ago and income from operations of US$6.5 million in the previous quarter. Loss from operations as a percentage of net revenues for the first quarter of 2013 was negative 8.8%, compared to negative 10.4% in the same period one year ago and 7.9% in the previous quarter.

Adjusted loss from operations (non-GAAP), which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of intangible assets, was US$5.1 million for the first quarter of 2013, compared to adjusted loss from operations (non-GAAP) of US$5.0 million in the same period one year ago and adjusted income from operations (non-GAAP) of US$7.5 million in the previous quarter. Adjusted operating margin (non-GAAP), which excluded the effect of share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was negative 8.1% for the first quarter of 2013, compared to negative 7.5% in the same period one year ago and 9.1% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Income (Loss) from Operations to Non-GAAP Adjusted Income (Loss) from Operations” for a reconciliation of income (loss) from operations under U.S. GAAP to adjusted income (loss) from operations (non-GAAP).

Income Tax Benefits/Expenses

Income tax benefits for the first quarter of 2013 were US$1.0 million, compared to income tax expenses of US$1.9 million in the same period one year ago and income tax expenses of US$4.2 million in the previous quarter.

Net Loss/Income Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for the first quarter of 2013 was US$3.6 million, compared to net loss attributable to AirMedia’s shareholders of US$7.3 million in the same period one year ago and net income attributable to AirMedia’s shareholders of US$3.4 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the first quarter of 2013 was US$0.06, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.12 in the same period one year ago and basic net income attributable to AirMedia’s shareholders per ADS of US$0.05 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the first quarter of 2013 was US$0.06, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.12 in the same period one year ago and diluted net income attributable to AirMedia’s shareholders per ADS of US$0.05 in the previous quarter.

Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) was US$3.1 million for the first quarter of 2013, compared to adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$5.4 million in the same period one year ago and adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$4.4 million in the previous quarter. Adjusted basic net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) was US$0.05 for the first quarter of 2013, compared to adjusted basic net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.09 in the same period one year ago and adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.07 in the previous quarter. Adjusted diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) was US$0.05 for the first quarter of 2013, compared to adjusted diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.09 in the same period one year ago and adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.07 in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Net Income (Loss) and EPS to Non-GAAP Adjusted Net Income and EPS” for a reconciliation of net income (loss) attributable to AirMedia’s shareholders and basic and diluted net income (loss) attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net income attributable to AirMedia’s shareholders (non-GAAP) and adjusted basic and diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP).

Cash, Restricted Cash and Short-term Investments

Cash, restricted cash and short-term investments totaled US$121.0 million as of March 31, 2013, compared to US$126.3 million as of December 31, 2012. The decrease in cash, restricted cash and short-term investments from December 31, 2012 was primarily due to negative cash flow from operations.

ADS Repurchases and Expansion of Share Repurchase Program

On March 21, 2011, AirMedia’s board of directors authorized AirMedia to repurchase up to US$20 million of its own outstanding ADSs within two years from March 21, 2011. On September 24, 2012, AirMedia’s board of directors approved to increase the size of the share repurchase program to US$40 million from US$20 million and to extend the termination date of the share repurchase program to March 20, 2014 from March 20, 2013. As of May 12, 2013, AirMedia had repurchased an aggregate of 5,676,385 ADSs on the open market for a total consideration of US$15.9 million.

Other Recent Developments

On May 13, 2013, AirMedia’s board of directors approved an investment agreement between several entities affiliated with AirMedia, including Beijing GreatView Media Advertising Co., Ltd. (“GreatView Media”), the primary operating entity of AirMedia’s gas station media network, its current shareholders, and Elec-Tech International Co., Ltd. (“Elec-Tech”) (Shenzhen Stock Exchange code: 002005). Pursuant to the investment agreement, Elec-Tech will invest RMB640 million (US$104.0 million) to purchase ordinary shares representing approximately 21.27% of the equity interest of GreatView Media. After the completion of the transaction, AirMedia will indirectly control 61.41% of the equity interest of GreatView Media. GreatView Media’s current shareholders undertook to use the full amount of Elec-Tech’s investment to purchase LED screens from Elec-Tech or its subsidiaries. The investment is subject to the approval of Elec-Tech’s shareholders.

On April 24, 2013, AirMedia commenced operations of 20 sets of digital TV screens and TV-attached digital frames at newly opened Section D of Terminal 3 of Beijing Capital International Airport.

On April 22, 2013, AirMedia commenced operations of two mega-size LED screens at the arrival aisle of Xi’an Xianyang International Airport (“Xi’an Airport”) in Shaanxi province. In addition to these two mega-size LED screens, AirMedia operates another mega-size LED screen in the departure passage of Xi’an Airport.

On April 19, 2013, AirMedia commenced operations of 12 stand-alone digital frames at the baggage claim areas in Sanya Fenghuang International Airport in Hainan province.

On April 18, 2013, AirMedia commenced operations of 12 stand-alone digital frames at the baggage claim areas in Xi’an Airport.

On March 15, 2013, AirMedia commenced operations of 14 stand-alone digital frames at Guangzhou Baiyun International Airport.

Business Outlook

AirMedia currently expects its net revenues for the second quarter of 2013 to range from US$63.0 million to US$65.0 million, representing a year-over-year decrease of 7.5% to 4.6% from the same period in 2012 and a quarter-over-quarter decrease of 2.4% to a quarter-over-quarter increase of 0.7% from the previous quarter.

AirMedia currently expects its concession fees to be approximately US$46.0 million in the second quarter of 2013, which is relatively unchanged from the previous quarter.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended March 31,2013		Quarter Ended December 31,2012		Quarter Ended March 31,2012		Y/Y Growth Rate	Q/Q Growth Rate
Digital frames in airports
Number of airports in operation		33		34		34	-2.9%	-2.9%
Number of time slots available for sale (2)		31,946		33,018		32,997	-3.2%	-3.2%
Number of time slots sold (3)		12,935		14,756		12,448	3.9%	-12.3%
Utilization rate (4)		40.5%		44.7%		37.7%	2.8%	-4.2%
Average advertising revenue per time slot sold (5)	US$	2,591	US$	2,763	US$	2,565	1.0%	-6.2%
Digital TV screens in airports
Number of airports in operation		33		34		37	-10.8%	-2.9%
Number of time slots available for sale (1)		16,971		16,560		17,683	-4.0%	2.5%
Number of time slots sold (3)		4,829		9,088		1,663	190.4%	-46.9%
Utilization rate (4)		28.5%		54.9%		9.4%	19.1%	-26.4%
Average advertising revenue per time slot sold (5)	US$	570	US$	595	US$	1,304	-56.3%	-4.2%
Digital TV screens on airplanes
Number of airlines in operation		8		9		9	-11.1%	-11.1%
Number of time slots available for sale (1)		372		444		444	-16.2%	-16.2%
Number of time slots sold (3)		135		234		175	-22.9%	-42.3%
Utilization rate (4)		36.3%		52.7%		39.4%	-3.1%	-16.4%
Average advertising revenue per time slot sold (5)	US$	28,059	US$	33,650	US$	28,669	-2.1%	-16.6%
Traditional Media in airports
Numbers of locations available for sale (6)		908		979		914	-0.7%	-7.3%
Numbers of locations sold (7)		546		573		680	-19.7%	-4.7%
Utilization rate (8)		60.1%		58.5%		74.4%	-14.3%	1.6%
Average advertising revenue per location sold (9)	US$	34,674	US$	36,304	US$	32,057	8.2%	-4.5%

Notes:

(1)	A time slot is defined as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. AirMedia’s airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows the Company to sell a maximum of 40 time slots per week. The number of time slots available for sale for the digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when AirMedia had operations in each airport and then calculating the sum of all the time slots available for sale for each of the Company’s network airports. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when AirMedia had operations on each airline and then calculating the sum of all the time slots available for sale for each of its network airlines.
(2)	A time slot is defined as a 12-second equivalent advertising time or 6-second equivalent advertising time units for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. AirMedia’s standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles or 5-minute cycles, which allows the Company to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for the digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when the Company had operations in each airport and then calculating the sum of all the time slots available for each of its network airports.

(3)	Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units or 6-second equivalent advertising time units for digital frames in airports sold during the period presented.
(4)	Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(5)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports are calculated by dividing each of the Company’s revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by the respective number of time slots sold.
(6)	The number of locations available for sale in traditional media is defined as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).
(7)	The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, the “utilization rates of light boxes and billboards” in such airport is first calculated by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold in such airport multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards in such airport during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on numbers in the relevant contracts.
(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.
(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the first quarter 2013 earnings at 8:00 PM U.S. Eastern Time on May 13, 2013 (5:00 PM U.S. Pacific Time on May 13, 2013; 8:00 AM Beijing/Hong Kong time on May 14, 2013). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.

Conference Call Dial-in Information

U.S.: +1 866 519 4004

U.K.: 08082346646

Hong Kong: +852 800 930 346

International: +1 718 354 1231

Pass code: AMCN

A replay of the call will be available for 1 week between 11:00 p.m. on May 13, 2013 and 11:59 p.m. on May 20, 2013, Eastern Time.

Replay Dial-in Information

U.S.: +1 855 452 5696

International: +1 646 254 3697

Pass code: 68638854

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude the following non-cash items: (1) share-based compensation expenses, (2) amortization of acquired intangible assets, (3) impairment of goodwill, and (4) impairment of intangible assets.

Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Net (Loss) Income and EPS and Non-GAAP Adjusted Net (Loss) Income and EPS”, “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” and “Reconciliation of GAAP (Loss) Income from Operations to Non-GAAP Adjusted (Loss) Income from Operations” set forth at the end of this release.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 33 major airports and digital TV screens in 33 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	March 31, 2013	December 31, 2012
ASSETS:
Current assets:
Cash	70,723	73,634
Restricted cash	8,050	8,026
Short-term investments	42,185	44,622
Accounts receivable, net	106,708	101,222
Prepaid concession fees	24,340	20,759
Amount due from related party	873	1,310
Other current assets	13,964	9,788
Deferred tax assets - current	1,840	2,064

Total current assets	268,683	261,425

Property and equipment, net	64,976	45,930
Long-term investments	4,326	4,337
Long-term deposits	23,079	22,307
Deferred tax assets - non-current	9,914	8,347
Acquired intangible assets, net	1,331	1,521

Total assets	372,309	343,867

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $71,045 and $109,240 as of December 31, 2012 and March 31, 2013, respectively)	110,885	72,895
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $8,716 and $7,342 as of December 31, 2012 and March 31, 2013, respectively)	8,656	10,999
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $18,596 and $15,405 as of December 31 2012 and March 31, 2013, respectively)	15,536	18,602
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $169 and $ (240) as of December 31, 2012 and March 31, 2013, respectively)	150	1,109
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $447 and $448 as of December 31, 2012 and March 31, 2013, respectively)	448	447

Total current liabilities	135,675	104,052

Deferred tax liability - non-current	333	380

Total liabilities	136,008	104,432

Equity
Ordinary shares	128	128
Additional paid-in capital	278,932	278,652
Treasury stock	(7,717)	(7,035)
Statutory reserves	10,144	10,144
Accumulated deficits	(76,561)	(72,961)
Accumulated other comprehensive income	33,694	32,948

Total AirMedia Group Inc.‘s shareholders’ equity	238,620	241,876

Noncontrolling interests	(2,319)	(2,441)

Total equity	236,301	239,435

Total liabilities and equity	372,309	343,867

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012
Revenues	64,547	84,182	67,544
Business tax and other sales tax	(935)	(1,535)	(1,400)

Net revenues	63,612	82,647	66,144
Cost of revenues	60,119	65,397	62,823

Gross profit	3,493	17,250	3,321
Operating expenses:
Selling and marketing *	4,222	5,289	4,083
General and administrative *	4,878	5,430	6,128

Total operating expenses	9,100	10,719	10,211

(Loss) income from operations	(5,607)	6,531	(6,890)
Interest income	388	402	259
Other income, net	730	531	813

(Loss) income before income taxes	(4,489)	7,464	(5,818)
Income tax benefits (expenses)	1,043	(4,216)	(1,913)

Net (loss) income before net (loss) income of equity method investments	(3,446)	3,248	(7,731)
Net (loss) income of equity method investments	(24)	(26)	103

Net (loss) income	(3,470)	3,222	(7,628)

Less: Net income (loss) attributable to noncontrolling interests	130	(132)	(301)

Net (loss) income attributable to AirMedia Group Inc.’s shareholders	(3,600)	3,354	(7,327)

Net (loss) income attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.03)	0.03	(0.06)
Diluted	(0.03)	0.03	(0.06)
Net (loss) income attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.06)	0.05	(0.12)
Diluted	(0.06)	0.05	(0.12)
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary share - basic	121,738,551	122,551,330	125,241,217
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary share - diluted	121,738,551	122,575,370	125,241,217
* Share-based compensation charges included are as follow:
Selling and marketing	—	91	297
General and administrative	280	713	695

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012
Net (loss) income	(3,470)	3,222	(7,628)
Other comprehensive income (loss)	739	2,002	(151)

Comprehensive (loss) income	(2,731)	5,224	(7,779)
Less: comprehensive income (loss) attributable to the noncontrolling interest	123	(205)	(300)

Comprehensive (loss) income attributable to AirMedia Group Inc.‘s shareholders	(2,854)	5,429	(7,479)

AirMedia Group Inc.

RECONCILIATION OF GAAP NET (LOSS) INCOME AND EPS TO NON-GAAP

ADJUSTED NET (LOSS) INCOME AND EPS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012
Net (loss) income attributable to AirMedia Group Inc.‘s shareholders (GAAP)	(3,600)	3,354	(7,327)
Amortization of acquired intangible assets	195	194	905
Share-based compensation	280	804	992

Adjusted net (loss) income attributable to AirMedia Group Inc.‘s shareholders (non-GAAP)	(3,125)	4,352	(5,430)

Adjusted net (loss) income attributable to AirMedia Group Inc.‘s shareholders per share (non-GAAP)
Basic	(0.03)	0.04	(0.04)
Diluted	(0.03)	0.04	(0.04)
Adjusted net (loss) income attributable to AirMedia Group Inc.‘s shareholders per ADS (non-GAAP)
Basic	(0.05)	0.07	(0.09)
Diluted	(0.05)	0.07	(0.09)
Shares used in computing adjusted basic net (loss) income attributable to AirMedia Group Inc.‘s shareholders per share (non-GAAP)	121,738,551	122,551,330	125,241,217
Shares used in computing adjusted diluted net (loss) income attributable to AirMedia Group Inc.‘s shareholders per share (non-GAAP)	121,738,551	122,575,370	125,241,217

Note: 1) The Non-GAAP adjusted net (loss) income per share and per ADS are computed using Non-GAAP adjusted net (loss) income and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to the share-based compensation plan.

AirMedia Group Inc.

RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP

ADJUSTED OPERATING EXPENSES

(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012
Operating expenses (GAAP)	9,100	10,719	10,211
Amortization of acquired intangible assets	195	194	905
Share-based compensation	280	804	992

Adjusted operating expenses (non-GAAP)	8,625	9,721	8,314

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	13.6%	11.8%	12.6%

AirMedia Group Inc.

RECONCILIATION OF GAAP (LOSS) INCOME FROM OPERATIONS TO NON-GAAP ADJUSTED (LOSS) INCOME FROM OPERATIONS

(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012
(Loss) Income from operations	(5,607)	6,531	(6,890)
Amortization of acquired intangible assets	195	194	905
Share-based compensation	280	804	992

Adjusted (loss) income from operations (non-GAAP)	(5,132)	7,529	(4,993)

Adjusted operating margin (non-GAAP)	-8.1%	9.1%	-7.5%